[redacted]

RECEIVED FEB 28 2006 SEC MAIL PROCESSING SECTION WASH, D.C. 199

SECUR SION

06002818

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
| Estimated average burden hours per response...... | 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 52550 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Civilian Capital, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 S. Wacker Ste 3800

(No. and Street)

| Chicago | IL | 60606 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Shapiro, CPA 847-679-4552

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mulcahy, Pauritsch, Salvador & Co., Ltd.

(Name – *if individual, state last, first, middle name*)

| 14300 Ravinia, Suite 200 | Orland Park | IL | 60462 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED APR 27 2006 THOMSON FINANCIAL

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Peter S. McDonnell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Civilian Capital, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_______________________________________________

_______________________________________________

_______________________________________________

[signature]
Signature

President
Title

OFFICIAL SEAL
MARY ANN DOHERTY
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 4-2-2009

Mary Ann Doherty
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditors Report on Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CIVILIAN CAPITAL, INC.

## FINANCIAL STATEMENTS

## YEAR ENDED DECEMBER 31, 2005

# CIVILIAN CAPITAL, INC.

## FINANCIAL STATEMENTS

## YEAR ENDED DECEMBER 31, 2005

## CONTENTS

MULCAHY, PAURITSCH, SALVADOR & CO., LTD.

*Certified Public Accountants/*
*Business and Personal Consultants*

To the Board of Directors of
Civilian Capital, Inc.
Chicago, Illinois

**INDEPENDENT AUDITORS' REPORT**

We have audited the accompanying statement of financial condition of Civilian Capital, Inc. as of December 31, 2005, and the related statements of income and accumulated deficit, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Civilian Capital, Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of expressing an opinion on the basic financial statements taken as a whole. The supplementary information on pages 8-9 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mulcahy, Pauritsch, Salvador & Co., LTD.

February 17, 2006
Orland Park, Illinois



14300 Ravinia Ave. • Suite 200 • Orland Park, IL. 60462 • 708/349-6999 • Fax 708/349-6639
401 S. LaSalle St. • Suite 606 • Chicago, IL 60605 • 312/786-5979 • Fax 708/349-6639
835 McClintock Drive • Suite 100 • Burr Ridge, IL 60527 • 630/887-7838 • Fax 630/887-7895

CIVILIAN CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

## ASSETS

| | | |
|---|---|---|
| Cash | $ | 3,388 |
| Deposit with clearing firm | | 27,065 |
| Total assets | $ | 30,453 |

## LIABILITIES AND SHAREHOLDER'S EQUITY

| | | |
|---|---|---|
| Accrued expenses | $ | 3,971 |
| Liabilities subordinated to claims of general creditors | | 15,154 |
| Shareholder's equity: | | |
| Common stock, no par value, 10,000 shares authorized, 1,000 shares issued and outstanding | | 16,667 |
| Additional paid-in capital | | 431,833 |
| Accumulated deficit | | (437,172) |
| Total shareholder's equity | | 11,328 |
| Total liabilities and shareholder's equity | $ | 30,453 |

See notes to financial statements.

CIVILIAN CAPITAL, INC.

STATEMENT OF INCOME AND ACCUMULATED DEFICIT

YEAR ENDED DECEMBER 31, 2005

| | | |
|---|---|---|
| Revenues: | | |
| Commissions | $ 65,622 | |
| Interest and other income | 277 | |
| Total revenues | | $ 65,899 |
| Expenses: | | |
| Commissions and clearing fees | 48,451 | |
| Regulatory fees | 6,272 | |
| Other operating expenses | 7,582 | |
| Total expenses | | 62,305 |
| Income before income taxes | | 3,594 |
| Provision for income taxes | | 800 |
| Net income | | 2,794 |
| Accumulated deficit beginning of year | | (439,966) |
| Accumulated deficit end of year | | $ (437,172) |

See notes to financial statements.

CIVILIAN CAPITAL, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2005

| | | |
|---|---|---|
| Subordinated liabilities at beginning of year | $ | 5,154 |
| Maturities | | (5,154) |
| Additions | | 10,000 |
| Renewals | | 5,154 |
| Subordinated liabilities at end of year | $ | 15,154 |

See notes to financial statements.

**CIVILIAN CAPITAL, INC.**

**STATEMENT OF CASH FLOWS**

**YEAR ENDED DECEMBER 31, 2005**

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ 2,794 | |
| Adjustments to reconcile net income to net cash used by operating activities: | | |
| Changes in operating assets and liabilities: | | |
| Deposit with clearing firm | (5,400) | |
| Accounts payable and accrued expenses | 649 | |
| Commissions payable | (5,082) | |
| Net cash used by operating activities | | $ (7,039) |
| Cash flows from financing activities: | | |
| Proceeds from subordinated note payable | | 10,000 |
| Net increase in cash | | 2,961 |
| Cash at beginning of year | | 427 |
| Cash at end of year | | $ 3,388 |

See notes to financial statements.

## NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

### Nature of Business

Civilian Capital, Inc. (the Company) (an Illinois corporation) is registered as a fully disclosed, introducing broker-dealer with the Securities and Exchange Commission ("SEC"). It is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company introduces its customer business in securities to other brokers who clear and carry the customer transactions.

### Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

### Revenue Recognition

Securities transactions and related commissions and expenses are recorded on a trade date basis.

### Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with an original maturity of three months or less to be cash equivalents.

## NOTE 2. NET CAPITAL REQUIREMENTS

The Company is a fully disclosed, introducing broker-dealer subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined. At December 31, 2005, the Company had net capital of $26,482 which was $21,482 in excess of its required net capital of $5,000.

## NOTE 3. OFF BALANCE SHEET CREDIT AND MARKET RISK

The Company is exposed to off balance sheet risk resulting from counter party transactions in securities. Such risk arises in the event that counter parties fail to satisfy their obligation and related collateral is insufficient. Subsequent market fluctuations may require purchasing the securities sold, not yet purchased, at prices that may differ from market values reflected in the statement of financial condition. The Company monitors such risk on a daily basis.

## NOTE 4. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2005, an officer of the Company provided office space and various administrative and operating services at no charge.

## NOTE 5. CONTINGENCIES

The Company is responsible for any loss, liability, damage, cost or expense incurred or sustained by the clearing agent as a result of the failure of any introduced account to make a timely payment for securities purchased or timely and good delivery of securities sold.

## NOTE 6. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of bank balances in excess of Federal Deposit Insurance Corporation limits.

The Company occasionally maintains bank balances in excess of federally insured limits. The Company has not experienced any losses on such accounts.

## NOTE 7. CASH FLOW INFORMATION

The Company did not pay any cash for interest and income taxes during the year.

## NOTE 8. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has $15,154 in interest bearing subordinated notes with maturity dates one year from the effective dates of the notes. The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers and is thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Interest expense for the year ended December 31, 2005 was $499 and is included in other operating expenses.

## SUPPLEMENTARY INFORMATION

## CIVILIAN CAPITAL, INC.

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

## AS OF DECEMBER 31, 2005

| | |
|---|---|
| Total shareholder's equity | $ 11,328 |
| Additions: | |
| Allowable subordinated liabilities | 15,154 |
| Total capital and allowable subordinated liabilities | 26,482 |
| Deductions | - |
| Haircuts on securities | - |
| Net capital | 26,482 |
| Net capital requirements | 5,000 |
| Excess net capital | $ 21,482 |
| Total aggregate indebtedness | $ 3,971 |
| Ratio of aggregate indebtedness to net capital | 0.150 |

Note: There are no material differences between the above computations and the Company's corresponding unaudited focus - Part II filing.

CIVILIAN CAPITAL, INC.

EXEMPTIVE PROVISIONS UNDER RULE 15c3-3

AS OF DECEMBER 31, 2005

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 under Section (K)(2)(B) of that rule.

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

MULCAHY, PAURITSCH, SALVADOR & CO., LTD.

*Certified Public Accountants/*
*Business and Personal Consultants*

To the Board of Directors of
Civilian Capital, Inc.
Chicago, Illinois

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

In planning and performing our audit of the financial statements of Civilian Capital, Inc. ("Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and are recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



14300 Ravinia Ave. • Suite 200 • Orland Park, IL. 60462 • 708/349-6999 • Fax 708/349-6639
401 S. LaSalle St. • Suite 606 • Chicago, IL 60605 • 312/786-5979 • Fax 708/349-6639
835 McClintock Drive • Suite 100 • Burr Ridge, IL 60527 • 630/887-7838 • Fax 630/887-7895

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mulcahy, Pauritsch, Salvador & Co., LTD.

February 17, 2006
Orland Park, Illinois